SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

PCCW Limited
(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated December 1, 2003.

2.	Announcement dated December 2, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: December 5, 2003	By: (Sd.) Hubert Chak Name: Hubert Chak Title: Company Secretary

ITEM 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)	(Incorporated in the Cayman Islands with limited liability)

Media Touch Group Limited
(Incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF
iLINK HOLDINGS LIMITED
BY
MEDIA TOUCH GROUP LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT

WITHDRAWAL OF LISTING OF SHARES OF iLINK

It is announced that:

—	the Scheme was sanctioned by the Court on Friday, November 28, 2003 (Cayman Islands time) and is expected to become effective on Tuesday, December 2, 2003; and

—	the listing of the Shares on the Stock Exchange will be withdrawn at 9:30 a.m. on Wednesday, December 3, 2003.

INTRODUCTION

Reference is made to the announcement dated August 20, 2003 issued jointly by PCCW, Media Touch and iLink (the "Announcement") and the document (the "Scheme Document") dated October 6, 2003 sent by iLink to the Shareholders in relation to the Proposal. Unless otherwise stated, terms used herein shall have the same meanings as those set out in the Announcement and the Scheme Document.

It is announced that the Scheme was sanctioned by the Court on Friday, November 28, 2003 (Cayman Islands time).

ARRANGEMENTS IN RESPECT OF DEALING IN AND TRANSFER OF SCHEME SHARES AND DESPATCH OF CHEQUES

1.	The Record Date for determining the entitlements of the Scheme Shareholders under the Scheme is today, that is December 1, 2003;
2.	The Scheme is expected to become effective on Tuesday, December 2, 2003;
3.	Withdrawal of listing of the Shares from the Stock Exchange will be effective from 9:30 a.m. on Wednesday, December 3, 2003; and
4.	Cheques for payment under the Scheme are expected to be despatched to the Scheme Shareholders on or before Friday, December 12, 2003.
By Order of the board of	By Order of the board of
PCCW Limited	iLink Holdings Limited
Hubert Chak	Tam Wai Keung, Billy
Company Secretary	Director and Chief Executive Officer

By Order of the board of
Media Touch Group Limited
Yuen Tin Fan, Francis
Director

Hong Kong, December 1, 2003

This announcement, for which the directors of iLink collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to iLink Group.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of iLink jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the iLink Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the iLink Group, the omission of which would make any statement in this announcement misleading.

The directors of Media Touch jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement will remain on the GEM website located at www.hkgem.com on the "Latest Company Announcement" page for at least 7 days from the day of its posting and on the website of iLink at www.iLink.net.

*  for identification purpose only

ITEM 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)	(Incorporated in the Cayman Islands with limited liability)

Media Touch Group Limited
(Incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF
iLINK HOLDINGS LIMITED
BY
MEDIA TOUCH GROUP LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT

EFFECTIVE DATE OF THE SCHEME
AND WITHDRAWAL OF LISTING OF THE SHARES

It is announced that:

—	the Scheme was sanctioned by the Court on Friday, November 28, 2003 (Cayman Islands time) and became effective on Tuesday, December 2, 2003;

—	withdrawal of listing of the Shares from the Stock Exchange will be effective from 9:30 a.m. on Wednesday, December 3, 2003; and

—	cheques for payment under the Scheme will be despatched to the Scheme Shareholders on or before Friday, December 12, 2003.

INTRODUCTION

Reference is made to the announcement dated August 20, 2003 issued jointly by PCCW, Media Touch and iLink (the “Announcement”) and the document (the “Scheme Document”) dated October 6, 2003 sent by iLink to the Shareholders in relation to the Proposal. Unless otherwise stated, terms used herein shall have the same meanings as those set out in the Announcement and the Scheme Document.

EFFECTIVE DATE OF THE SCHEME

It is announced that the Scheme was sanctioned by the Court on Friday, November 28, 2003 (Cayman Islands time) and that the Reduction of Capital of iLink was confirmed. A copy of the Order of the Court order sanctioning the Scheme was delivered to the Registrar of Companies in the Cayman Islands for registration on Tuesday, December 2, 2003 (both Hong Kong time and Cayman Islands time) and the Scheme therefore became effective on such date.

WITHDRAWAL OF LISTING OF SHARES

The listing of the Shares on the Stock Exchange will be withdrawn from 9:30 a.m. on Wednesday, December 3, 2003.

DESPATCH OF CHEQUES FOR PAYMENT UNDER THE SCHEME

In accordance with the terms of the Scheme, cheques for cash payment will be despatched on or before Friday, December 12, 2003 to the Scheme Shareholders whose names appeared on the Register at 5:00 p.m. on Monday, December 1, 2003.

By Order of the board of	By Order of the board of
PCCW Limited	iLink Holdings Limited
Hubert Chak	Tam Wai Keung, Billy
Company Secretary	Director and Chief Executive Officer

By Order of the board of
Media Touch Group Limited
Yuen Tin Fan, Francis
Director

Hong Kong, December 2, 2003

This announcement, for which the directors of iLink collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to iLink Group.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of iLink jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the iLink Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the iLink Group, the omission of which would make any statement in this announcement misleading.

The directors of Media Touch jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement will remain on the GEM website located at www.hkgem.com on the “Latest Company Announcement” page for at least 7 days from the day of its posting and on the website of iLink at www.iLink.net.

* for identification purpose only